BANC OF AMERICA PREFERRED FUNDING CORPORATION

LIMITED POWER OF ATTORNEY

BANC OF AMERICA PREFERRED FUNDING CORPORATION, a Delaware corporation (the "Corporation"), does hereby make, constitute, and appoint each of Marie Andre, Andres Ortiz Custodio, Kamil Dziedzic, David Oldfield, KelvinKwok, Frank Lui, James Todd, Ben Tsoi, Michelle Wong, and Monica Yako as an attorney-in-fact for the Corporation acting for the Corporation and in the Corporation's name, place and stead, for the Corporation's use and benefit, to bind the Corporation by their execution and delivery of any agreements, forms and documents arising during the Corporation's ordinary course of business related to non-financial regulatory disclosure including Section 13 and 16 of the Securities Exchange Act 1934, other Large Shareholder, and Short Position and Takeover regulatory reporting requirements in all applicable jurisdictions.

Any documents executed by an attorney-in-fact in accordance with this Limited Power of Attorney shall fully bind and commit the Corporation and all other parties to such documents may rely upon the execution thereof by the attorney-in fact as if executed by the Corporation and as the true and lawful act of the Corporation.

This Limited Power of Attorney shall automatically terminate as to the authority of Marie Andre, Andres Ortiz Custodio, Kamil Dziedzic, David Oldfield, Kelvin Kwok, Frank Lui, James Todd, Ben Tsoi, Michelle Wong, and Monica Yako upon the earlier of the date period of 12 months from the date hereof or the attorney-in- fact's resignation or termination from or transfer out of the Global Markets Non- Financial Regulatory Reporting Department; however, any such resignation, termination or transfer shall have no impact on any documents or instruments executed by any attorney-in-fact named above for the Corporation prior to such resignation, termination or transfer.

IN WITNESS WHEREOF, this Power of Attorney has been executed and delivered by the Corporation to the Attorney-in-Fact on this 18th day of November, 2025.

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:/s/ David Stephens
David Stephens, Managing Director